D:\1ST\COAL\SEC\RTDQR.WPD\1
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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001


                              CONTENTS

                                                        Page

Summary of Billings                                        1

Derivation of Billing Rates                                2





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
                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2001
                                               January 2001                February 2001                   March 2001
                                        --------------------------  ---------------------------  ---------------------------
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                        ----       ---      ------  ----        ---      ------  ----        ---      ------
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  218,005   $2.73      $595   227,627    $3.29      $748   245,931    $2.96       $729
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  281,000   $2.52      $707   189,541    $3.44      $651   173,127    $3.93       $681
                                                  =====                        =====                        =====

    Kanawha River Plant. . . . . . . .  145,158   $0.75       109    73,615    $0.73        54    90,736    $0.84         76
                                        -------   =====      ----   -------    =====      ----   -------    =====       ----

      Total. . . . . . . . . . . . . .  426,158              $816   263,156               $705   263,863                $757
                                        =======              ====   =======               ====   =======                ====

  Ohio Valley Electric Company . . . .   95,470   $1.21      $115    34,281    $1.14      $ 39    48,580    $1.23       $ 60
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  312,627   $3.05      $954   175,049    $2.55      $447   150,455    $2.54       $382
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  722,088   $1.81    $1,305   823,952    $1.92    $1,583   966,747    $1.82     $1,764
                                        =======   =====    ======   =======    =====    ======   =======    =====     ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   72,488   $0.88      $ 64   121,919    $1.66      $202    75,988    $1.95       $148
                                                  =====                        =====                        =====

    Gavin Plant. . . . . . . . . . . .  125,371   $1.28       161   112,196    $1.28       144    86,033    $1.70        146
                                                  =====                        =====                        =====

    Kammer Plant . . . . . . . . . . .   14,778   $2.72        40     9,223    $2.51        23    20,801    $2,59         54
                                        -------   =====      ----   -------    =====      ----   -------    =====       ----

      Total. . . . . . . . . . . . . .  212,637              $265   243,338               $369   182,822                $348
                                        =======              ====   =======               ====   =======                ====

BARGING SERVICE BILLINGS
------------------------
TO UNAFFILIATED COMPANIES:
-------------------------
  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .   85,948   $3.97      $341   137,156    $4.51      $619    91,227    $3.98       $363
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other Coal . . . . . . . . . . . . .  227,209   $1.74      $394   141,245    $2.25      $317   202,140    $2.18       $440
                                        =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other. . . . . . . . . . . . . . . .  106,456              $251   121,308               $346   169,454                $438
                                        =======              ====   =======               ====   =======                ====

Note: The above amounts include demurrage charges.


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
                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
              DERIVATION OF BILLING RATES FOR THE PERIOD JANUARY 1,
                2001 THROUGH DECEMBER 31, 2001 BASED ON PROJECTED
              COSTS FOR THE PERIOD JANUARY 1, 2001 THROUGH DECEMBER
                                    31, 2001
                                     Projected     Non-Assigned    Upper Ohio                      Lower Ohio    Upper Ohio
                                        Cost           Cost         & Kanawha     Green & Ohio     Tanners Crk   (Contract)
                                    -----------    ------------    -----------    ------------     -----------   ----------
DIRECT EXPENSES:
  Rent . . . . . . . . . . . . . .   $15,393,584   $ 1,485,480     $ 7,229,689     $ 3,798,140     $ 1,709,083   $1,171,192
  Wages. . . . . . . . . . . . . .    13,950,834       117,251       6,253,765       4,916,672       1,477,316    1,185,830
  Fuel . . . . . . . . . . . . . .    10,971,345        17,697       3,136,551       5,276,182       1,615,777      925,138
  Fuel Taxes . . . . . . . . . . .     2,531,724            (3)        756,837       1,142,458         403,080      229,352
  Supplies . . . . . . . . . . . .     4,455,777        58,439       1,601,582       1,753,170         608,144      434,442
  Tow Services . . . . . . . . . .       571,794          -            530,211            -               -          41,583
  Other Taxes. . . . . . . . . . .        66,000          -              2,000          44,000          20,000         -
                                     -----------   -----------     -----------     -----------     -----------   ----------

    Total Equipment Expenses . . .    47,941,058     1,678,864      19,510,635      16,930,622       5,833,400    3,987,537

Ton Mile Ratio . . . . . . . . . .                                   0.3415967        0.449407        0.121925     0.086701
                                                                     ---------        --------        --------     --------

Adjusted Nonassigned Allocations .                 $(1,678,864)        638,249         818,544         222,071         -
                                                   ===========

Allocated Overhead Expenses. . . .     7,563,975                     2,875,574       3,687,877       1,000,524         -

Return on Investment . . . . . . .       700,558                       266,329         341,563          92,666         -

Contract Revenue . . . . . . . . .      (185,000)                      (70,331)        (90,198)        (24,471)        -

Re-allocation of Cost or (Revenue)
  to Affiliated Rates. . . . . . .          -                         (387,475)       (496,930)       (134,818)   1,019,223

Non-Affiliated Contracts . . . . .    (8,206,760)                   (3,200,000)           -               -      (5,006,760)

Less Contract Tow Barge &
  O/H Costs. . . . . . . . . . . .      (105,592)                     (105,592)           -              -             -
                                     -----------                   -----------     -----------     ----------    -----------

    Total Projected Cost
      (Revenue Requirement). . . .   $47,708,239                   $19,527,389     $21,191,478     $6,989,372    $     -
                                     ===========                   ===========     ===========     ==========    ===========


Adjusted Ton Miles . . . . . . . . 7,662,499,900                 2,620,324,300   3,443,584,700    934,246,900   664,344,000
                                   -------------                 -------------   -------------    -----------   -----------

Cost Per Adjusted Ton Mile * . . .                                    $0.00745        $0.00615                     $0.00748
                                                                      ========        ========                     ========


* Incorporated in the January 2001 billings.
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